June 6, 2022

VIA EDGAR & FEDERAL EXPRESS

Anuja A. Majmudar

Karina Dorin

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Southwestern Energy Company

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 1, 2022

File No. 001-08246

Ladies and Gentlemen:

On behalf of Southwestern Energy Company (the “Company”) and as a follow-up to the Company’s discussion today with Ms. Karina Dorin of the staff (the “Staff”) of the Securities and Exchange Commission regarding your letter, dated May 24, 2022, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, I hereby confirm that the Company will respond to the Staff’s comments set forth in such letter on or before June 29, 2022.

If you have any questions regarding the foregoing, please contact Colin O’Beirne, Vice President and Controller, at (832) 796-7570 or the undersigned at (832) 796-7877.

Sincerely,
/s/ Chris Lacy
Name: Chris Lacy
Title: Vice President, General Counsel & Secretary

cc:	Carl F. Giesler, Jr., Southwestern Energy Company

Ms. Hilary Clark, PricewaterhouseCoopers LLC

Matthew R. Pacey, P.C., Kirkland & Ellis LLP

Anne G. Peetz, Kirkland & Ellis LLP